EXHIBIT (1)

HYDROGENICS
THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2002

5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8 Phone: 905.361.3660 Fax: 905.361.3626 www.hydrogenics.com

Third Quarter Report to Shareholders

We are pleased to present Hydrogenics’ third quarter report of 2002 to our shareholders. The third quarter of 2002 was an outstanding one for Hydrogenics, not only from a revenue and sales perspective but also in relation to our execution on the ambitious goals we set for 2002.

On the financial front we booked record revenues of US$ 4.4 million in the quarter, an achievement matched by the increase in our confirmed order book to record levels — currently exceeding US$ 12 million. By consistently securing orders with solid gross profits, we continue to underscore the importance of our long-standing business strategy to target premium power applications such as aerospace, equipment for research and development and military applications, prior to the larger consumer applications of the future. Our continued ability to expand our gross profits as we achieve early commercial traction is critical to our ongoing investment in product and market development.

By virtue of our participation in the fuel cell test business we have a unique insight into what is happening around the world in our industry, and it is clear to us that momentum is building in our sector. This momentum contributes significantly to our optimism around Hydrogenics’ prospects not only as a world-leading test equipment provider, but also as a provider of fuel cell power products, fuel cell stacks, and testing services. Simply put, as we end the third quarter of 2002 and look forward to 2003, we have a strong sense that Hydrogenics is well positioned to capitalize on the emerging opportunities of today and tomorrow.

Our 2002 Goals

Motivated by the progress we made in certain key areas in 2001 we set goals for 2002 that build on last year’s accomplishments. It goes without saying that our ultimate goal is to create shareholder value by means that are sustainable and responsible. We believe, in view of the accomplishments that we are reporting this third quarter, that we are

HYDROGENICS CORPORATION

delivering on this ultimate goal in a fashion that is distinct amongst our peer companies in the fuel cell sector.

Our collective goals for 2002 are highlighted under the broad headings:

1.	Commercial Sustainability

2.	Strategic Alliances

3.	Global Reach

4.	Commercial Fuel Cell Products

Commercial Sustainability

Hydrogenics’ first goal speaks to our commitment to operate the Company close to “commercial sustainability”. During the first nine months of 2002, we more than doubled revenues for the comparable period year over year. In fact we achieved more revenue in the third quarter of 2002 alone, than in the first three quarters of 2001 combined. As well, in generating these revenues we realized higher than anticipated gross profit performance. This in turn facilitated increased spending on market and product development which, without question, contributed to our substantial increase in confirmed orders. We accomplished this while maintaining a slow “cash burn” of only US$ 4.7 million in the first three quarters to-date, leaving a healthy US$ 61 million in the bank for future initiatives that we will invest according to the pace and adoption rate of fuel cell technology.

Our business model is based on a premium power strategy and on a portfolio approach. We hold firm to the belief that this strategy will more than sustain Hydrogenics until such time as large commercial markets emerge as viable profit-generating opportunities. Consistent with this strategy, last year we undertook a successful transition from relying on a single revenue stream based on the test system business with the introduction of two new revenue streams — Power Products and Engineering Services. Over the first nine months of 2002 these new revenue streams have significantly increased in value to the Company by introducing new relationships and expanding existing ones. At the same time, these added products and services position us advantageously by reducing our exposure to a singular adoption rate, market, or product.

Strategic Alliances

Our second goal of establishing and capitalizing on strategic alliances is vital to our goal of taking products to market. We recently celebrated the one-year anniversary of our alliance with General Motors and together we are charting the path forward to build on the collaborative successes that we have achieved to date.

HYDROGENICS CORPORATION

During the quarter we announced our collaboration with Dow Corning to jointly commercialize an innovative and cost-reducing manufacturing process for sealing PEM fuel cell stacks and electrolyzers, known as “Seal-in-Place”. Together with Dow Corning we are highlighting this proprietary process at the 2002 Fuel Cell Seminar in Palm Springs in November 2002. This automated process injects silicone materials into an unsealed, assembled stack — a process that substantially reduces stack assembly time, parts and labor costs, while enhancing stack reliability.

During the quarter we also announced an emerging relationship with John Deere. John Deere is a leader in advanced machinery and off-road vehicles across a broad array of user markets including utility and material handling vehicles. We are excited and proud that John Deere chose Hydrogenics to work with their developing fuel cell program. In the fourth quarter we will be providing them with our latest power module technology for integration into a premium power off-road transportation application. As we pursue market channels for our fuel cell technology it is critical that we align our efforts with such market leaders.

Global Reach

A new goal for this year has been to extend our global reach in ways that will grow into sustainable international businesses. With the acquisition of EnKAT GmbH in April of this year, Hydrogenics increased its presence in the key European market and at the same time bolstered its test equipment and process engineering competencies. Barely a month after the acquisition we were rewarded for this business decision as Hydrogenics’ test systems were selected by new customers in France and Germany. As hoped and expected, the acquisition of EnKAT continues to produce concrete revenues and ongoing opportunities in this important region.

As well, our presence in the Asia-Pacific region continues to experience strong growth. During the quarter we announced first-time sales to two new customers in China. Subsequent to quarter end we announced a substantial repeat sale to a major automotive company in Japan. We are currently handling a number of active proposals for further FCATS sales in Japan, Korea and China. We are also generating considerable interest in this region for our power product offerings.

Commercial Power Products

Finally, in terms of our goal to develop commercial fuel cell products, we continue to expand our product development to meet the needs of emerging markets for fuel cells. Considerable resources were concentrated on our power module development during 2001 and the first three

HYDROGENICS CORPORATION

quarters of 2002. Rapid iterations and prototyping have produced three generations of power modules in less than two years. We strongly believe that the modularity and scalability of multi-application power modules is the key to cost-effectively working with OEM markets and capitalizing on established distribution channels and customer knowledge. We are confident that a multiplicity of applications and target markets will contribute to meaningful cost reductions through parts standardization and economies of scale associated with volume production. With our power module and other fuel cell power products we continue to target early-adopting, premium power markets as the surest means to generate shareholder value and long term commercial success.

During the quarter we made significant progress on our commercial product initiatives. For example:

•	We successfully completed testing of our HyUPS™ regenerative backup power generator at a Nextel cell tower site in northern California. The system successfully performed the two month test protocol. This technology demonstration component of the trial was delivered on time and generated successful results as documented in a subsequent white paper that Hydrogenics and Nextel jointly prepared.

•	We built and continued durability testing on our third generation power module, known as LP2, for low pressure, low profile. We initiated the design and development of the LP2 module in the second quarter, following the release of our second generation power module in April. We are excited with the performance characteristics of our power modules, particularly advancements in performance, cost/parts reduction, durability and reliability. Release of the new LP2 module is targeted for December 2002.

•	We continued to make excellent progress in developing our portable generator technology for expanded applications. Currently we are adapting our HyPort product line for Uninterruptible Power System (UPS) and Auxiliary Power Unit (APU) installations, both of which are appealing to the military market.

•	We continued our development work with John Deere pertaining to the integration of our power module technology into John Deere power products for premium power applications. We expect to report more details of this relationship by the end of the year.

Outlook

We expect full year revenues to more than double in 2002, and to be at the high end of our previous guidance of

HYDROGENICS CORPORATION

US$ 14 – 16 million for 2002. While we are not prepared to provide full-year guidance for 2003 at this point in time, we are cautiously optimistic for continued top-line revenue growth in 2003 based on: (i) our proven execution in 2002, and (ii) our strong order book. Likewise, our decision to amortize the GM non-cash acquired IP on a 50 percent declining balance basis, bodes well for substantial year-over-year EPS improvement.

Financial Results — Discussion and Analysis

The following sets out management’s discussion and analysis of our financial position and results of operations for the three and nine months ended September 30, 2002 and 2001. The information provided is intended to assist our readers in analyzing our financial results, and should be read together with our unaudited consolidated interim financial statements for the three and nine months ended September 30, 2002 and 2001 and our audited annual consolidated financial statements for the year ended December 31, 2001 and the accompanying notes thereon.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Canadian GAAP differs in some respects from U.S. GAAP and the effects of these differences are disclosed in note 10 to our unaudited consolidated interim financial statements.

Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in our 2001 Annual Report entitled

HYDROGENICS CORPORATION

“Business Risks” for a more complete discussion of factors that could affect Hydrogenics’ future performance.

Basis of presentation and accounting policies

The Company’s accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2001. Changes in accounting standards are included in note 3 of the unaudited consolidated interim financial statements, with key changes highlighted below.

(a)	Stock based compensation

The Company has adopted the new Canadian standard for reporting stock based compensation effective January 1, 2002, CICA Handbook section 3870 “Stock Based Compensation and Other Stock Based Payments”. Under this standard, stock based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either: (i) the recognition of a compensation expense, based on the estimated fair value at the date of grant; or alternatively, (ii) note disclosure of pro forma net earnings and earnings per share data, as if the stock based compensation had been recognized in earnings. The Company has opted for note disclosure of the pro-forma net earnings and earnings per share as if the stock-based compensation expense had been recognized in earnings.

The adoption of this new standard had no impact to the Company for reporting periods prior to December 31, 2001. For the nine months ended September 30, 2002 a total of 339,700 stock options were granted to employees. The Company has disclosed in the notes to the financial statements the pro-forma fair value option expense of $0.1 million and $0.2 million for the three and nine month periods ended September 30, 2002 respectively. The fair value of the options has been calculated using the Black-Scholes option pricing model with: (i) risk free interest rate of 4.5 percent to 4.86 percent; (ii) expected life of 4 years; (iii) expected volatility of 77 percent; and, (iv) no dividends. These assumptions are highly subjective and largely unpredictable. Any variation in the assumptions used will impact the value of the option expense.

(b)	Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the new Canadian standard, CICA Handbook Section 3062 “Goodwill and Other Intangible Assets”. The Company’s intangible assets consist of acquired intellectual property and other intangibles. The Company’s intangibles are considered to have a finite useful life. Accordingly, the Company continues to amortize these intangible assets on a declining balance

HYDROGENICS CORPORATION

basis at an annual rate of 50 percent, and the adoption of Handbook Section 3062 had no impact on the unaudited consolidated interim financial statements.

Revenues

Revenues were $4.4 million for the three months ended September 30, 2002 compared with $2.5 million for the same period in 2001. For the nine months ended September 30, 2002, revenues were $10.0 million compared with $4.2 million for the nine months ended September 30, 2001. The increase in year-over-year revenues is primarily attributable to engineering and testing services contracts that did not exist in the comparative periods. From a product perspective, a modest decline in revenues from our FCATS line of products was more than offset by increased revenues from power module and fuel cell system contracts.

Cost of Revenues

Cost of revenues was $2.9 million for the three months ended September 30, 2002 compared with $1.7 million for the same period in 2001. For the nine months ended September 30, 2002, cost of revenues was $6.9 million compared with $2.8 million for the nine months ended September 30, 2001. Cost of revenues consists primarily of materials, direct labor costs and overhead expense relating to engineering, design and manufacturing. The costs of providing engineering and testing services for our customers, although heavily oriented towards research and development activities, are included in cost of revenues.

Gross Margin

Gross margin was $1.5 million, or 34 percent of revenues, for the three months ended September 30, 2002 compared with $0.8 million or 32 percent of revenues for the same period in 2001. For the nine months ended September 30, 2002, gross margin was $3.1 million or 31 percent of revenues compared with $1.4 million or 33 percent of revenues for the nine months ended September 30, 2001. Changes in gross margin are attributable to the product mix and degree of customization on specific projects. Individual projects, due to their relatively large size, can have a significant impact on the overall gross margin.

Product sales contributed $1.1 million and $2.3 million to the gross profit for the three month and nine month periods ended September 30, 2002. Engineering and testing services contributed $0.4 million and $0.9 million to the gross profit for the same periods. The strength in product gross margins is somewhat offset by a corresponding increase in SG&A and R&D expense as we expand our product offerings and markets.

HYDROGENICS CORPORATION

Selling, general and administration

Selling, general and administrative (SG&A) expenses were $1.8 million for the three months ended September 30, 2002, compared with $1.3 million for the same period in 2001. For the nine months ended September 30, 2002, SG&A expenses were $4.4 million compared with $3.3 million for the nine months ended September 30, 2001. The increase in SG&A expenses is attributable primarily to increased wages and salaries relating to our sales, marketing and corporate staff, increased insurance costs, higher legal costs and expanded business activities as we expand our global presence. During the quarter and year-to-date there has been an increase in legal fees associated with our defence of a patent infringement claim against the Company. We continue to align our sales and marketing efforts with emerging commercial opportunities and we expect an increase in SG&A during 2002 in direct support of these opportunities.

Research and development

Research and development expenses were $1.4 million for the three months ended September 30, 2002, compared with $1.2 million for the same period in 2001. For the nine months ended September 30, 2002, research and development costs were $3.4 million compared with $2.5 million for the nine months ended September 30, 2001. In addition to these research and development costs, the Company has provided research and development services to customers. The costs associated with these activities are included in cost of sales. Research and development costs consist primarily of materials, labor costs and legal fees for the protection of intellectual property.

Alignment of resources with market and development opportunities remains a critical element in growing Hydrogenics at a sustainable pace. Research and development efforts remain focused on viable commercial applications, and are funded by: (i) positive gross profits; (ii) government research grants; (iii) joint development agreements; and where necessary, (iv) existing cash reserves.

Research and development grants

Research and development grants were $0.1 million for the three months ended September 30, 2002, compared with $0.4 million for the same period in 2001. For the nine months ended September 30, 2002 research and development grants were $0.4 million compared with $0.9 million for the nine months ended September 30, 2001. Research and development grants, which includes government funding and monies received under joint development agreements are disclosed as a reduction of research and development expense in the unaudited consolidated

HYDROGENICS CORPORATION

interim Statement of Operations, and are not included in revenues.

The Company is actively pursuing additional government funding opportunities and made gains during the quarter towards securing substantial funding in support of a program involving our next generation power module.

Depreciation of property, plant and equipment

Depreciation expense was $0.3 million for the three months ended September 30, 2002, compared with $0.2 million for the same period in 2001. For the nine months ended September 30, 2002 depreciation expense was $1.0 million compared with $0.5 million for the nine months ended September 30, 2001. The increase is attributable to the larger base of test equipment used in research and development programs.

Amortization of acquired intellectual property and other intangibles

Amortization of acquired intellectual property was $3.8 million for the three months ended September 30, 2002 compared with $ nil for the same period in 2001. For the nine months ended September 30, 2002 the amortization of acquired intellectual property was $11.4 million compared with $ nil for the nine months ended September 30, 2001. The intellectual property consists primarily of intellectual property rights for certain fuel cell stack technology acquired from General Motors on October 16, 2001. In addition, rights to certain patents and patent applications were acquired from a third party during the second quarter of 2002. This acquired intellectual property is being amortized on a declining basis of 50 percent per year.

Assuming no additional intellectual property is acquired, or impairment of value, we expect the full year amortization for 2002 to be $15.2 million. The non-cash impact on loss per share related to non-cash amortization of acquired intellectual property from General Motors for the first nine months of 2002 was ($0.23) and is expected to be ($0.31) for the full year 2002 based on the weighted number of shares outstanding for the nine months ended September 30, 2002.

Interest

Interest income, net of bank charges and interest paid,was $0.3 million for the three months ended September 30, 2002, compared with $0.6 million for the same period in 2001. For the nine months ended September 30, 2002 interest income, net of bank charges and interest paid was $0.8 million compared with $2.4 million for the nine months ended September 30, 2001. This decrease is

HYDROGENICS CORPORATION

attributable to a reduction in market interest rates during 2001 combined with a reduction in short-term investments over the past year. Investments are held exclusively in short-term notes which are held to maturity.

Foreign currency gain (losses)

Effective January 1, 2002 we adopted the U.S. dollar as our functional currency. As a result monetary assets and liabilities denominated in currencies other than the U.S. dollar give rise to a foreign currency gain or loss when translated into U.S. dollars at period end rates. Approximately 60 percent of our short-term investments are denominated in Canadian dollars and the resulting gain or loss on translation to U.S. dollars is reflected in our unaudited consolidated interim Statement of Operations.

Foreign currency losses were $1.4 million for the three months ended September 30, 2002, compared with a foreign currency gain of $1.2 million for the same period in 2001. For the nine months ended September 30, 2002 foreign currency gains were $0.5 million compared with a foreign currency gain of $2.7 million for the nine months ended September 30, 2001. The foreign currency loss for the three months ended September 30, 2002 reflects the weakening of the Canadian dollar relative to the US dollar during this period.

Income Taxes

Income tax expense is attributable to the Canadian federal large corporations tax which is based on taxable capital.

As at December 31, 2001, the Company provided for a valuation allowance against the full amount of tax loss carry forwards of approximately $6.5 million.

Net income (loss)

Net loss was ($7.0) million for the three months ended September 30, 2002 compared with net income of $0.3 million for the comparable period in 2001. For the nine months ended September 30, 2002 net loss was ($15.5) million compared with net income of $1.0 million for the nine months ended September 30, 2001. The year over year change is primarily attributable to the amortization of $11.4 million of acquired intellectual property in 2002, reduced foreign exchange gains of $2.2 million and reduced interest income of $1.6 million.

Basic loss per share was ($0.14) for the three months ended September 30, 2002 compared with a basic earnings per share of $0.01 for the same period in 2001. For the nine months ended September 30, 2002 the loss per share was ($0.32) compared with basic net income per share of $0.03 for the nine months ended September 30, 2001. Excluding the non-cash amortization of intellectual prop-

HYDROGENICS CORPORATION

erty acquired from General Motors of ($0.08) and ($0.23) for the three and nine months ended September 30, 2002, respectively, the non-GAAP basic loss per share would have been approximately ($0.06) per share for the three months ended September 30, 2002 and a net loss per share of ($0.09) for the nine months ended September 30, 2002.

The number of common shares outstanding at September 30, 2002 was 48,697,121. Options granted under our stock option plan and share purchase warrants have not been included in the calculation of loss per share for the three months or nine months ended September 30, 2002 as the effect would be anti-dilutive.

As at September 30, 2002 there were 2,716,620 stock options issued and outstanding, of which 1,621,116 were exercisable. As at September 30, 2002 there were 2,470,436 share purchase warrants outstanding, of which 679,371 were exercisable.

Liquidity and Capital Resources

At September 30, 2002, we held cash and short-term investments of $61.1 million, compared with cash and short-term investments of $65.8 million at December 31, 2001.

The balance of cash and short term investments has decreased by $4.7 million between December 31, 2001 and September 30, 2002 including the impact of foreign currency translation. The majority of the use of cash has been for funding operations. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short term investment balances. Government funding will continue to be a key source of funds that will be used to offset R&D expense for specific technology demonstrations.

Capital Expenditures

Capital expenditures were $0.4 million in the three months ended September 30, 2002 compared with $0.5 million for the same period in 2001.

Effective May 1, 2002 the Company purchased all issued and outstanding shares of EnKAT GmbH of Gelsenkirchen, Germany for $0.3, assumed debt of $0.3 and acquisition costs of $0.1 for a total outlay of approximately $0.6 net of cash acquired.

Litigation

In January 2002 Lynntech, Inc. commenced a legal action against Hydrogenics in federal court (Southern District, Texas), alleging patent infringement. We consider the claims in this suit to be unfounded and we are and plan to continue vigorously defending this action.

HYDROGENICS CORPORATION

Controls and Procedures

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were adequate and effective in timely alerting them to material information relating to the Company, including its consolidated subsidiaries. There have been no significant changes to the Company’s internal controls or in other factors which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

HYDROGENICS CORPORATION

HYDROGENICS CORPORATION
Consolidated Balance Sheets

As at September 30, 2002 and December 31, 2001
(thousands of U.S. dollars)

	September 30,	December 31,
	2002	2001

	(unaudited)
Assets
Current assets
Cash	$1,612	$1,639
Short-term investments	59,472	64,170
Accounts receivable	4,963	4,353
Grants receivable	282	741
Inventories (note 4)	3,924	2,969
Prepaid expenses	546	129

	70,799	74,001
Deposits	102	102
Property, plant and equipment	3,558	3,780
Acquired intellectual property & other intangible assets	19,361	29,750

	$93,820	$107,633

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,690	$1,593
Income taxes payable	82	11

	2,772	1,604
Loans payable	441	208

	3,213	1,812

Shareholders’ Equity (note 6)
Share capital and other equity	114,792	114,526
Deficit	(20,139)	(4,659)
Foreign currency translation adjustment	(4,046)	(4,046)

	90,607	105,821

	$93,820	$107,633

The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION

HYDROGENICS CORPORATION
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

For the three- and nine-month periods ended September 30, 2002 and 2001
(thousands of U.S. dollars, except for share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Revenues	$4,411	$2,450	$10,022	$4,214
Cost of revenues	2,924	1,663	6,888	2,840

	1,487	787	3,134	1,374

Operating expenses
Selling, general and administrative	1,788	1,269	4,424	3,262
Research and development	1,428	1,174	3,358	2,489
Research and development grants	(114)	(391)	(368)	(944)
Depreciation of property, plant and equipment	348	245	971	506
Amortization of acquired intellectual property and other intangibles	3,833	—	11,380	—

	7,283	2,297	19,765	5,313

Loss from operations	(5,796)	(1,510)	(16,631)	(3,939)

Other income (expenses)
Provincial capital tax	(35)	18	(104)	(109)
Interest	286	619	849	2,387
Foreign currency gains (losses)	(1,398)	1,216	518	2,732

	(1,147)	1,853	1,263	5,010

Income (loss) before income taxes	(6,943)	343	(15,368)	1,071
Current income tax expense	37	26	112	112

Net income (loss) for the period	(6,980)	317	(15,480)	959
Retained earnings (deficit) — Beginning of period	(13,159)	(1,201)	(4,659)	(1,843)

Deficit — End of period	(20,139)	(884)	(20,139)	(884)

Net income (loss) per share (note 7)
Basic	(0.14)	0.01	(0.32)	0.03
Diluted	(0.14)	0.01	(0.32)	0.02
Shares used in calculating basic income (loss) per share	48,538,897	35,702,028	48,338,097	35,611,467
Shares used in calculating diluted income (loss) per share	48,538,897	38,786,798	48,338,097	39,013,548

The accompanying notes form an integral part of these financial statements.

HYDROGENICS CORPORATION

HYDROGENICS CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited)

For the three- and nine-month periods ended September 30, 2002 and 2001
(thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Cash provided by (used in):
Operating activities
Net income (loss) for the period	$(6,980)	$317	$(15,480)	$959
Items not affecting cash	348	245	971	506
Depreciation of property, plant and equipment	3,833	—	11,380	—
Amortization of acquired intellectual property and other intangibles	1,421	(1,082)	(576)	(1,403)
Unrealized foreign exchange losses (gains)	14	5	34	14
Imputed interest on loans payable	35	—	84	—
Non-cash consulting fees	1	(265)	17	(4,231)

Net change in non-cash working capital	(1,328)	(780)	(3,570)	(4,155)
Investing activities
Decrease in short-term investments	2,704	1,891	5,034	4,889
Purchase of property, plant and equipment	(128)	(1,172)	(944)	(2,693)
Purchase of intellectual property	—	—	(50)	—
Acquisition of subsidiary — net of cash acquired	(78)	—	(633)	—

	2,498	719	3,407	2,196
Financing activities
(Decrease) increase in loans payable	(50)	—	(50)	98
Common shares issued	11	19	182	27

	(39)	19	132	125

Increase (decrease) in cash during the period	1,131	(42)	(31)	(1,834)
Effect of exchange rate changes on cash	(17)	(1)	4	113
Cash — Beginning of period	498	190	1,639	1,868

Cash — End of period	$1,612	$147	$1,612	$147

The accompanying notes form an integral part of these financial statements.

HYDROGENICS CORPORATION

HYDROGENICS CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)

September 30, 2002
(thousands of U.S. dollars, except for share and per share amounts)

1 Description of business

Hydrogenics Corporation designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2 Unaudited interim financial statements

The unaudited balance sheet at September 30, 2002 and the unaudited interim statements of operations and deficit and interim cash flows for the three and nine month periods ended September 30, 2002 and 2001, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2001, and also include the adoption of new accounting standards described in Note 3 and the change in functional currency described herein. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair statement of results of the interim periods presented. All adjustments reflected in the interim consolidated financial statements are of a normal recurring nature. Results for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2001, and the summary of significant accounting policies included therein.

The reporting currency of the Company is the U.S. dollar. Effective January 1, 2002 the functional currency of the Company is also the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the period. Non-monetary assets are translated at historic rates of exchange. Revenue and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the period, except for depreciation and amortization which are translated at historic rates. Translation gains and losses are included in the determination of earnings.

Prior to January 1, 2002 the functional currency was the Canadian dollar and amounts were translated into the U.S.

HYDROGENICS CORPORATION

reporting currency using the current rate method. Using the current rate method, assets and liabilities were translated at the period-end exchange rate, and revenues and expenses were translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency were previously included in the cumulative translation adjustment in shareholders’ equity.

3 New accounting standards

(a) Stock based compensation

The Company has adopted the new Canadian standard for reporting stock based compensation effective January 1, 2002, CICA Handbook section 3870 “Stock Based Compensation and Other Stock Based Payments”. Under this standard, stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either the recognition of a compensation expense, based on the estimated fair value at the date of grant, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if the stock based compensation had been recognized in earnings. The Company has opted for the disclosure of the pro-forma net earnings and earnings per share as if the stock based compensation expense had been recognized in earnings. The adoption of this new standard had no impact to the Company for reporting periods prior to December 31, 2001.

For the nine months ended September 30, 2002, a total of 339,700 stock options were granted to employees in accordance with the terms of the employee share option plan. Had the Company determined compensation cost based on the fair value as presented in CICA 3870 “Stock Based Compensation and Other Stock Based Payments”, the expense for the three and nine month periods ended September 30, 2002 would have been $143 ($0.00 per share) and $193 ($0.00) per share) respectively. Pro-forma loss for the three months and nine months ended September 30, 2002 would have been $7,113 (($0.15) per share) and $15,663 (($0.32) per share), respectively. For the purpose of these disclosures stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50% to 4.86%, expected life of 4 years, expected volatility of 77%, and no dividends.

(b) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the new Canadian standard, CICA Handbook Section 3062 “Goodwill and Other Intangible Assets”. The Company’s intangible assets consist of acquired intellectual property and management services contracts, which are considered to have finite useful lives. The adoption of this accounting standard had no impact on the financial statements of the Company.

HYDROGENICS CORPORATION

4 Inventories

	September 30,	December 31,
	2002	2001

Raw materials	$1,955	$1,962
Work-in-progress	1,799	466
Finished goods	170	541

	$3,924	$2,969

5 Segmented financial information

The Company currently operates in one operating segment, being the design,development and manufacturing of proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems and the provision of related engineering and other services. Substantially all the Company’s operations including property, plant and equipment and intangibles are located in Canada. The distribution of revenue determined by location of customers is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

United States	$3,769	$463	$8,130	$1,516
United Kingdom	1	569	495	591
Germany	99	375	477	469
Japan	—	1,030	—	1,030
Rest of World	542	13	920	608

	$4,411	$2,450	$10,022	$4,214

Revenues and cost of revenues derive from products and services as follows:

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Revenues
Products	$2,340	$2,450	$5,322	$4,214
Services	2,071	—	4,700	—

	$4,411	$2,450	$10,022	$4,214

Cost of Revenues
Products	$1,286	$1,663	$3,052	$2,840
Services	1,638	—	3,836	—

	$2,924	$1,663	$6,888	$2,840

HYDROGENICS CORPORATION

6 Shareholders’ equity

Changes in shareholders’equity for the nine months ended September 30, 2002 are as follows:

	Common Shares				Expensed	Foreign	Total
					Stock	Currency	Shareholders'
	Number	Amount	Warrants	Deficit	Options	Adjustment	Equity

Balance at December 31, 2001	47,918,446	$109,804	$4,722	$(4,659)	$—	$(4,046)	$105,821
Issuance of common shares on exercise of options	778,675	182	—	—	—	—	182
Non employee stock options expensed	—	—	—	—	84	—	84
Net loss	—	—	—	(15,480)	—	—	(15,480)

Balance at September 30, 2002	48,697,121	$109,986	$4,722	$(20,139)	$84	$(4,046)	$90,607

7 Net income (loss) per share

Diluted net income (loss) per share is calculated using the weighted average number of common shares issued. No effect has been given to the exercise of options and conversion of warrants for the three and nine month periods ended September 30, 2002 as the effect would be anti-dilutive. For the three and nine month periods ending September 30, 2001 the weighted average number of common shares outstanding used in computing diluted net income (loss) per share was 38,786,798 and 39,013,548 respectively, after consideration of the effect of the exercise of options and share purchase warrants.

8 Acquisition of subsidiary

On May 1, 2002, the Company acquired all the issued and outstanding common shares of EnKAT GmbH (“EnKAT”). EnKAT, based in Gelsenkirchen, Germany, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was €300,000 (US$272) exclusive of expenses of $98 relating to the acquisition. The purchase price was paid in cash. The assets acquired are as follows:

Cash consideration,net of cash acquired	260
Repayment of debt on acquisition	281
Transaction costs paid	98

Acquisition of subsidiary — net of cash acquired	639

Assigned value of assets and liabilities acquired:
Current assets other than cash	74
Property,plant and equipment	30
Other intangible assets	571
Current liabilities assumed	(36)

639

HYDROGENICS CORPORATION

As part of the acquisition, the Company obtained management services contracts for five years for each of the two principals of EnKAT. The fair value of these contracts has been recorded as other intangible assets and is amortized on a declining balance basis at an annual rate of 50%.

The results of operations of the Company include the results of EnKAT commencing May 1,2002.

9 Acquisition of intellectual property

On April 15, 2002 the Company purchased a license to certain patents and the rights to certain patent applications for electrical power generating technology, in exchange for consideration of $500. Payments, which commenced on April 15, 2002, are due in quarterly installments of $50 for the first year and $25 thereafter. This intellectual property has been recorded at the present value of future payments, being $420, and is amortized on a declining balance basis at an annual rate of 50%. Concurrent with the agreement to purchase intellectual property, the Company signed consulting agreements for ongoing development of intellectual property related to that acquired. Consideration for these consulting agreements, which includes cash and stock options, will be expensed over the term of these contracts.

At September 30, 2002, $339 is included in loans payable in respect of this obligation. Imputed interest of $10 and $19 for the three month and nine month periods ended September 30, 2002, respectively, was charged to interest expense at a rate of 10% per annum.

10 Differences between Canadian and United States accounting principles and practices

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The reconciliation of net income (loss) based on Canadian GAAP to conform to U.S. GAAP is as follows:

HYDROGENICS CORPORATION

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Net income (loss) for the period based on Canadian GAAP	$(6,980)	$317	$(15,480)	$959
Stock-based compensation (i)	(129)	(266)	(283)	(1,307)

Net income (loss) for the period based on U.S. GAAP	(7,109)	51	(15,763)	(348)
Other comprehensive income (loss) Foreign currency translation	—	(3,067)	—	(4,016)

Comprehensive income (loss) based on U.S. GAAP	$(7,109)	$(3,016)	$(15,763)	$(4,364)

Earnings (loss) per share based on U.S. GAAP Basic and fully diluted	(0.15)	(0.00)	(0.33)	(0.01)

a) Stock-based compensation

Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. At September 30, 2002, equity balances for deferred stock-based compensation and stock options outstanding are $252 and $3,329,respectively.

Had the company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation,” the expense for the three- and nine-month periods ended September 30, 2002 would have been $571 (2001 – $609) or $0.01 per share (2001 – $0.02) and $1,644 (2001 – $2,138) or $0.03 per share (2001 – $0.06), respectively. Pro-forma income (loss) for the three months ended September 30, 2002 would have been ($7,541) (2001 – ($292)) or ($0.16) (2001 – ($0.01)) per share. Pro-forma income (loss) for the nine months ended September 30, 2002 would have been ($16,041) (2001 – ($1,179)) or ($0.33) (2001 – ($0.04)) per share. For the purposes of these disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.50% to 5.39%, expected life of four to ten years and expected volatility of between 77% and 113% and no dividends.

HYDROGENICS CORPORATION

b) Comprehensive income (loss)

U.S. GAAP requires disclosure of comprehensive income which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the Company is the change in the foreign currency translation adjustment. Under Canadian GAAP, there is no standard for reporting comprehensive income.

c) New accounting standards

The Company has determined that other recently issued Canadian and U.S. accounting pronouncements not yet adopted have no material impact on the Company at this time.

HYDROGENICS CORPORATION

HYDROGENICS CORPORATION

5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
Phone: 905.361.3660
Fax: 905.361.3626
www.hydrogenics.com